Exhibit 16.1

April 8, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated April 8, 2024, of Perspective Therapeutics, Inc. and are in agreement with the statements contained in the second, fourth, fifth, and sixth sentences therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Assure CPA, LLC